UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 6, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lazare Kaplan International Inc.

File No. 001-07848 - CF# 24648

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Lazare Kaplan International Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 99.1 to a Form 8-K/A filed on January 19, 2010, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to an amended Form 8-K/A filed on May 5, 2010.

Based on representations by Lazare Kaplan International Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1 to Form 8-K/A filed on January 19, 2010 through December 31, 2013
Exhibit 10.1 to Form 8-K/A filed on May 5, 2010 through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel